RadiSys Corporation

5445 NE Dawson Creek Drive

Hillsboro, OR 97124

Tel: (503) 615-1100

September 28, 2007

VIA EDGAR

Kathy Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	RadiSys Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed on March 2, 2007

Forms 8-K Dated February 7, 2007 and April 26, 2007 and July 26, 2007

File No. 000-15175

Dear Ms. Collins:

This letter sets forth the response of RadiSys Corporation (the “Company”) to the Staff’s comments to the above-referenced filings received by letter dated September 14, 2007 (the “Comment Letter”).

Note 1 – Significant Accounting Policies – Revenue Recognition page 28

1.	We have reviewed your response to our prior comment no. 1 and note that for your Convedia Media Servers, you recognized revenue in accordance with SOP 97-2. Clarify whether you provide bundled post-contract support (PCS) related to these products and if so, tell us the general terms related to such PCS including the initial term and any services or upgrades, if available, that are included as part of PCS. Additionally, if you provide PCS related to the Convedia Media Servers, tell us whether you have established vendor specific objective evidence (VSOE) of fair value for such PCS. If so, describe the process you use to evaluate the various factors that affect your VSOE and explain how your determination of VSOE complies with paragraphs 10 and 57 of 97-2. Please advise.

Company Response: The Company’s Media Server (CMS) products are generally sold with two levels of support, basic and enhanced. Basic support includes 8am to 5pm weekday telephone support as well as access to the RadiSys technical support website. Enhanced support includes 24 hour telephone support 7 days a week as well as access to the RadiSys technical support website and advance hardware replacement (for critical failures) which allows for a part replacement to be sent to the customer in advance of the part requiring repair being received by RadiSys. All support includes unspecified upgrades/enhancements.

The fair value of our PCS has been determined by renewal rates within the Company’s support agreements as well as the actual amounts charged to customers for renewal of their support services. Support is charged to customers based on a percentage of hardware sales therefore the fair value is expressed as a percentage as opposed to an absolute dollar amount. The Company has reviewed AICPA staff Technical Practice Aid 5100.55, Fair Value of PCS With a Consistent Renewal Percentage when determining the appropriateness of this method to evaluate VSOE. The percentage charged to customers is generally 5% to 6% which is considered substantive.

The Company uses the residual method and defers an amount equal to the fair value of support for all hardware sales arrangements. The amount deferred is recognized ratably over the service period which is generally one year.

Note 8 – Intangible Assets, page 67

2.	We have reviewed your response to our prior comment no. 4 and note that you believe that the amortization expense related to purchased technology is not directly tied to the recognition of revenues and is more appropriately reflected as a period expense. Since a significant amount of your purchased technology was a result of your acquisition of Convedia in which Convedia Media Server products include software that is more than incidental to the product, clarify what this acquired technology represents including your consideration of paragraph 7 of SFAS 86 in determining that such cost could be interpreted as SFAS 86 computer software costs (whereby the amortization of such costs should be classified as a cost of revenue by analogizing to FASB Staff Implementation Guide, SFAS 86, Question 17). Additionally, we also note in your response that such purchased technology is integrated in your current and future products. As a result of this technology being included in your current and future products that you sell to your customers, it is still not clear why you believe that classifying the amortization as an operating expense is appropriate.

Company Response: We recognize that there is no clear GAAP guidance which addresses how intangible asset amortization should be classified in the financial statements. While we continue to believe that our presentation is appropriate, transparent and consistent with other registrants in our industry, based on the staff’s comments we intend to classify a portion of our amortization of intangible assets as a cost of goods sold. We believe the amortization of trade names and customer lists is appropriately classified outside of cost of sales.

For all future fillings beginning with the Company’s Form 10Q for the period ending September 30, 2007 amortization of intangible assets will be classified as a separate line item but part of cost of goods sold. The year to date income statement for the period ending September 30, 2007 will be reclassified to include amortization of intangible assets from the first two quarters of 2007 into cost of goods sold. The Company will also include the following footnote to the financial statements to provide an explanation for this reclassification.

With the acquisition of Convedia on September 1, 2006 RadiSys acquired technology-related intangible assets that are directly incorporated into the line of products included in this acquisition. From the date of acquisition through the period ended June 30, 2007 the Company has recorded amortization of these intangible assets to a separate line item within operating expenses. As these technologies contribute directly to the revenue generating process the Company has begun to classify the amortization of these intangible assets to cost of sales. The year to date income statement for the period ended September 30, 2007 has been recast to reflect this change. Amortization of intangible assets for prior periods is considered immaterial and has not been adjusted.

Note 13 – Long-term Liabilities

Convertible Senior Notes, page 70

1.	We have reviewed your response to our prior comment no. 5 as it relates to your analysis of whether the conversion feature qualifies for equity treatment under EITF 00-19. Clarify whether you determined the conversion feature is indexed to the Company’s own stock. In this regard, clarify whether you believe the conversion feature that is based on the closing price of the Company’s common stock and the trading price of the notes (i.e. dual indexes) falls within the definition of “indexed to a company’s own stock” under EITF 01-06 and whether the conversion feature qualifies for scope exception under paragraph 11(a) of SFAS 133.

Company Response: As you have noted the terms of our convertible debt include the following provision, known as a “parity clause”, whereby the notes become convertible if the following were to occur:

…during the five business day period following any five consecutive trading day period in which the trading price of the notes was less than 98% of the conversion value (the closing price of RadiSys’ shares of common stock multiplied by the then current conversion rate);

EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. The fair value of the Company’s stock and interest rates are inherent in the economics of the Company’s convertible notes. We believe that the parity clause, which allows for conversion in the event the trading price of the Company’s convertible notes is less than the trading price of the Company’s common stock multiplied by the applicable conversion rate, is considered indexed to the Company’s common stock. The parity provision is a standard term in many contingent convertible instruments.

Forms 8-K Dated February 7, 2007, April 26, 2007 and July 26, 2007

10.	We note in your response to our prior comment no. 10 that you will enhance your disclosure in future earnings releases to further clarify what you mean by “core” operating results when discussing your non-GAAP financial measures and note that you use the term “core” operating results without explaining why the exclusion of certain expenses and gains and losses are indicative of your “core” operating results. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” operating performance.

Company Response: In future filings the Company will further clarify what we mean by core operating results and how we determined that the non-GAAP measures were representative of our “core” operating performance by including the following revised language.

To supplement its condensed consolidated financial statements prepared in accordance with generally accepted accounting principles (GAAP), the Company’s earnings release contains non-GAAP financial measures that exclude certain expenses, gains and losses. The Company believes that the use of such non-GAAP financial measures provides useful information to investors to gain an overall understanding of its current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain expenses, gains and losses that the Company believes are not indicative of its core operating results. In addition, non-GAAP financial measures are used by management for budgeting and forecasting as well as subsequently measuring the Company’s performance, and the Company believes that it is providing investors with financial measures that most closely align to its internal measurement processes. These non-GAAP measures are considered to be reflective of the Company’s core operating results as they more closely reflect the essential revenue-generating activities of the Company and the direct operating expenses (resulting in or from cash expenditures) needed to perform these revenue-generating activities. The Company also believes, based on feedback provided to the Company during its earnings calls’ Q&A sessions and discussions with the investment community, that the non-GAAP financial measures it provides are necessary to allow the investment community to construct their valuation models to better align its results and projections with its competitors and market sector, as there is significant variability and unpredictability across companies with respect to certain expenses, gains and losses. Accordingly, management excludes the amortization of acquired intangible assets related to the Convedia acquisition, stock-based compensation expense, and significant and non-recurring charges.

In connection with these responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (503) 615-1281 should you have any questions or comments.

Sincerely,

/s/ Brian Bronson

Brian Bronson

Chief Financial Officer

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